FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2005

INEOS GROUP HOLDINGS Plc

(Exact name of registrant issuer as specified in its charter)

INEOS HOLDINGS LIMITED

(Exact name of registrant guarantor as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Registration No: 333-87974

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐      No ☑

SIGNATURES

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period
	Ended March 31,
	2004	2005
	(€ in millions)
Turnover	670.8	998.4
Cost of sales	(571.5)	(853.2)

Gross profit	99.3	145.2
Distribution costs	(35.6)	(36.3)
Administrative expenses	(6.9)	(13.1)

Operating profit	56.8	95.8
Share of operating profit of associate	0.1	0.1
Net interest payable	(21.0)	(15.4)

Profit on ordinary activities before taxation	35.9	80.5
Taxation on profit on ordinary activities	(4.3)	(7.9)

Profit on ordinary activities after taxation	31.6	72.6
Equity dividends	—	—

Profit for the financial period	31.6	72.6

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	March 31, 2005
	(Audited)	(Unaudited)
	(€ in millions)
Fixed assets
Investments	2.0	1.6
Tangible fixed assets	791.1	808.2
Intangible fixed assets	10.9	11.0
Negative goodwill	(169.4)	(169.3)

	634.6	651.5

Current assets
Cash at bank and in hand	79.5	102.5
Stocks	238.9	253.1
Debtors : amounts falling due within one year	549.6	592.9
Debtors : amounts falling due after one year	84.2	154.2

	952.2	1,102.7

Creditors : amounts falling due within one year	(667.0)	(735.8)

Net current assets	285.2	366.9

Total assets less current liabilities	919.8	1,018.4

Creditors : amounts falling due after one year	(588.6)	(595.5)

Provisions for liabilities and charges	(50.7)	(52.5)

Net assets	280.5	370.4

Capital and reserves
Called up equity share capital	17.7	17.7
Share premium account	51.1	51.1
Profit and loss account	211.7	301.6

Equity shareholders’ funds	280.5	370.4

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Three-Month Period
	Ended March 31,
	2004	2005
	(€ in millions)
Operating profit	56.8	95.8
Depreciation of tangible assets	28.8	24.3
Amortisation of intangible assets	(10.1)	(5.2)
Decrease/(increase) in stocks	(2.0)	(9.0)
Decrease/(increase) in debtors	(47.0)	(31.4)
(Decrease)/increase in creditors and provisions	(2.8)	2.6

Net cash flow from operating activities	23.7	77.1

Dividend from associate	—	0.6

Returns on investments and servicing of finance
Interest received	0.6	0.4
Interest and other financing charges paid	(25.5)	(24.7)

	(24.9)	(24.3)

Taxation paid	(6.2)	(4.5)

Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(12.7)	(27.1)
Purchase of loan investment	—	(70.1)

	(12.7)	(97.2)

Acquisitions of businesses	—	—

Equity dividends paid	—	—

Net cash outflow before financing	(20.1)	(48.3)

Financing
Senior credit facility	—	40.0
Interim finance facility	—	31.0
Capital repayment on finance leases	(0.1)	(0.2)

	(0.1)	70.8

Increase/(decrease) in cash	(20.2)	22.5

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

Equity
Shareholders Funds
(€ in millions)
At January 1, 2005	280.5
Retained profit for the current period	72.6
Currency translation differences	17.3

At March 31, 2005	370.4

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the “Company”), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (‘‘UK GAAP’’).

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2004 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2. PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention and in accordance with the accounting policies set out in the Company’s annual report on Form 20-F for the year ended December 31, 2004.

3. SEGMENTAL INFORMATION

Class of business

The Company’s business comprises the production and distribution of intermediate and speciality chemicals and is made up of four business segments: Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month Period
	Ended March 31,
	2004	2005
	(€ in millions)
Turnover
Ineos Oxide	136.8	175.0
Ineos Phenol	413.3	693.8
Ineos Fluor	66.7	79.9
Ineos Silicas	54.0	49.7

	670.8	998.4

EBITDA
Ineos Oxide	25.1	27.2
Ineos Phenol	27.6	53.9
Ineos Fluor	13.0	26.7
Ineos Silicas	9.9	7.2

	75.6	115.0

Reconciliation of earnings before operating exceptional items, interest, taxation, depreciation and amortisation (‘EBITDA’) to operating profit:

	Three-Month Period
	Ended March 31,
	2004	2005
	(€ in millions)
EBITDA	75.6	115.0
Depreciation and amortisation	(18.7)	(19.1)

Operating profit (including share of operating profit of associate)	56.9	95.9

4. INCOME TAXES

The income tax charge for the three-month periods ended March 31, 2004 and 2005 is calculated based on the expected effective tax rate for the year.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5. INVENTORY

	December 31, 2004	March 31, 2005
	(€ in millions)
Raw materials and consumables	89.0	98.9
Work in progress	19.3	19.3
Finished products	130.6	134.9

	238.9	253.1

6. BORROWINGS

Long-term obligations as of December 31, 2004 and March 31, 2005 are as follows:

	December 31, 2004	March 31, 2005
	(€ in millions)
Senior Credit Agreement	429.1	474.5
10 1/2% Senior Notes	260.0	260.0
Unamortised debt issue costs	(12.1)	(11.4)
Interim Finance Facility	—	31.0

	677.0	754.1
Less: amounts falling due within one year	(92.7)	(163.0)

	584.3	591.1
Finance leases	3.2	3.2
Other loans	1.1	1.2

	588.6	595.5

Senior Notes

On July 19, 2001, the Company issued €260 million in 10 1/2% Senior Notes due 2010 pursuant to a private offering. On June 21, 2002 the Company issued €260 million 10 1/2% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act of 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

The Senior Notes bear interest at 10 1/2% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

6. BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price
2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €3.7 million (2004: €3.8 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A,” “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The total amount outstanding at March 31, 2005 was €474.5 million, of which €132.0 million is due within one year. The total amounts outstanding on Term Loan A were €146.5 million (2004: €146.1 million), Term Loan B were €157.8 million (2004: €157.8 million), Term Loan C were €102.2 million (2004: €97.2 million) and the Revolving Credit Facility were €68.0 million (2004: €28.0 million).

Term Loan A is repayable in 12 semi-annual instalments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

6. BORROWINGS (Continued)

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C as at March 31, 2005 are 1.50%, 2.50% and 3.50% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortised debt issue costs of €7.7 million (2004: €8.3 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

Interim Finance Facility

In February 2005 the Company entered into a short term credit agreement (the ‘Interim Finance Facility’). The total available facility is for €150.0 million with a final maturity of February 2, 2006. Mandatory prepayment is required upon a change of control or a refinancing of the Company. Loans under the Interim Finance Facilities bear interest at a rate equal to a margin of 2.50% plus either EURIBOR (in the case of a loan denominated in euro) or LIBOR (in the case of any other loan) plus certain additional costs (as defined in the Interim Finance Facilities). It will rank pari passu with the Company’s existing Senior Notes and will be unsecured and subordinate to existing senior bank debt.

7. CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8. RECENT ACCOUNTING DEVELOPMENTS

In May 2004, the FASB issued FASB Staff Position (“FSP”) 106-2, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) (which supersedes FSP 106-1). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP states that FASB Statement No. 106 specifies that health care

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

8. RECENT ACCOUNTING DEVELOPMENTS (Continued)

coverage provided by Medicare shall be taken into account in measuring the employer’s post retirement health care benefit obligation. It also requires presently enacted changes in relevant laws to be considered in the current period measurements of net periodic post-retirement benefit cost and the accumulated post-retirement obligation (“APBO”). Therefore, under that guidance, measures of the APBO and net periodic post-retirement benefit cost on or after the date of enactment shall reflect the effects of the Act. The FSP is effective for the first interim or annual period beginning after June 15, 2004. The Company is currently evaluating the impact of this FSP on its results of operations and financial position.

In November 2004, the FASB issued SFAS 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that these items be recognised as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The effective date is for inventory costs incurred during fiscal years beginning after June 15, 2004. The Company is currently evaluating the impact of this statement but does not believe that any impact will be material.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the Group for the year ending December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payment, which supersedes SFAS 123. The cost of employee services received in exchange for an award of equity instruments shall be measured based on the grant-date fair value of those instruments. The cost is recognised over the period during which an employee is required to provide service in exchange for the award. The effective is as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) rather than the existing national GAAP. This regulation applies to Ineos Group Holdings as our Senior Notes are listed on the Luxembourg stock exchange. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005. We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

9. SUBSEQUENT EVENT

On April 26, 2005 the Company signed an agreement to acquire the North American polystyrene business of BASF. The acquisition will be made by the Company’s wholly owned subsidiary, Ineos Americas LLC. Completion of the transaction is subject to the approval of the Federal Trade Commission in the United States.

FORWARD-LOOKING STATEMENTS

The Company includes “forward-looking statements,” within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	Raw material costs or supply arrangements;

•	Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

•	Our ability to retain existing customers and obtain new customers;

•	Our ability to develop new products and technologies successfully;

•	The cyclical and highly competitive nature of our businesses;

•	Risks related to environmental costs, liabilities or claims; and

•	Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “will,” “should,” “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings — Results of Operations

The results of operations of Ineos Group Holdings for the three-month periods ended March 31, 2005 and 2004 include the results of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month periods ended March 31, 2004 and 2005 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Month Period Ended
	March 31,
	2004		2005
	€m	%	€m	%
Turnover	670.8	100.0	998.4	100.0

Cost of sales	(571.5)	(85.2)	(853.2)	(85.5)

Gross profit	99.3	14.8	145.2	14.5
Distribution costs	(35.6)	(5.3)	(36.3)	(3.6)
Administrative expenses	(6.9)	(1.0)	(13.1)	(1.3)

Operating profit	56.8	8.5	95.8	9.6
Share of operating profit of associate	0.1	—	0.1	—
Net interest payable	(21.0)	(3.1)	(15.4)	(1.5)

Profit on ordinary activities before taxation	35.9	5.4	80.5	8.1
Taxation	(4.3)	(0.7)	(7.9)	(0.8)

Profit on ordinary activities after taxation	31.6	4.7	72.6	7.3

Three-Month Period Ended March 31, 2005, Compared to Three-Month Period Ended March 31, 2004

Turnover

Turnover increased by €327.6 million, approximately 48.8% to €998.4 million in 2005 as compared to €670.8 million in 2004. This increase reflects an increase of volumes sold for speciality and intermediate chemicals in the Ineos Phenol and Ineos Oxide business segments. Ineos Phenol has experienced some significant price increases for both phenol and acetone products in line with increased raw material costs and Ineos Fluor has also experienced the impact of price increases for its HFC 134a product.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cost of sales

Cost of sales increased by €281.7 million, approximately 49.3%, to €853.2 million in 2005 as compared to €571.5 million in 2004. This increase reflects increased sales volumes in the speciality and intermediate business segments of Ineos Phenol and Ineos Oxide. Ineos Phenol has also experienced increased raw material prices in line with the increase in market prices for benzene and propylene.

Gross profit

Gross profit increased by €45.9 million, approximately 46.2%, to €145.2 million in 2005 as compared to €99.3 million in 2004. This increase primarily reflects the increased volumes sold in the Ineos Phenol and Ineos Oxide business segments together with improved margins on phenol, acetone and HFC 134a as a result of healthy demand and tight global markets for these products. In addition, 2005 saw the cessation of the accelerated depreciation of approximately €4.9 million on the Ineos Fluor HCFC 134a asset in the UK compared to the same period in 2004.

Distribution costs

Distribution costs increased by €0.7 million, approximately 2.0%, to €36.3 million in 2005 as compared to €35.6 million in 2004. This increase reflects increased distribution costs due to increased sales volumes, partially offset by a combination of reduced distribution costs as a result of our ongoing cost savings projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar.

Administrative expenses

Administrative expenses increased by €6.2 million, approximately 89.9%, to €13.1 million in 2005 as compared to €6.9 million in 2004. This increase is primarily due to the €4.7 million reduction in amortisation of negative goodwill due to the conclusion, in 2004, of a period of accelerated amortisation of the Ineos Fluor HFC 134a asset in the UK. Ineos Phenol also experienced a reduction of negative goodwill amortisation as a result of exchange rate retranslation.

Operating profit

Operating profit increased by €39.0 million, approximately 68.7%, to €95.8 million in 2005 compared to €56.8 million in 2004. This increase primarily reflects the increased volumes sold by Ineos Phenol and Ineos Oxide, together with improved margins on phenol, acetone and HFC 134a as a result of healthy demand and tight global markets for these products.

Share of operating profit of associate

Share of operating profit of associate stayed constant at €0.1 million in 2005 and 2004.

Net interest payable

Net interest payable decreased by €5.6 million, approximately 26.7%, to €15.4 million in 2005 as compared to €21.0 million in 2004. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility due to reductions in the margins on Tranches A and B, together with lower debt levels in 2005 compared to 2004 as a result of scheduled and voluntary debt repayments. In addition there was a reduction in the level of exchange losses on short-term intra group loan funding in 2005 as compared to the same period in 2004.

Profit on ordinary activities before taxation

Profit on ordinary activities increased by €44.6 million, approximately 124.2%, to €80.5 million in 2005 as compared to €35.9 million in 2004. This increase primarily reflects increased volumes sold in Ineos Phenol and Ineos Oxide, together with improved margins on phenol, acetone and HFC 134a and reduced interest charges in 2005 as compared to the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Taxation

Taxation increased by €3.6 million, approximately 83.7%, to €7.9 million in 2005 as compared to €4.3 million in 2004. The effective tax rate in 2005 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation increased by €41.0 million, approximately 129.7%, to €72.6 million in 2005 as compared to €31.6 million in 2004. This increase primarily reflects increased volumes sold in Ineos Phenol and Ineos Oxide, together with improved margins on phenol, acetone and HFC 134a and reduced interest charges in 2005 as compared to the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Oxide

The following table sets forth, for the three-month March 31, 2004 and 2005, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2004		2005
	€m	%	€m	%
Turnover	136.8	100.0	175.0	100.0

Cost of sales	(100.0)	(73.1)	(137.8)	(78.7)

Gross profit	36.8	26.9	37.2	21.3

Distribution costs	(12.0)	(8.8)	(11.2)	(6.4)
Administrative expenses	(3.0)	(2.2)	(2.2)	(1.3)

Operating profit	21.8	15.9	23.8	13.6

EBITDA	25.1	18.3	27.2	15.5

Three-Month Period Ended March 31, 2005, Compared to Three-Month Period Ended March 31, 2004

Turnover

Turnover increased by €38.2 million, approximately 27.9%, to €175.0 million for the three-month period ended March 31, 2005, as compared to €136.8 million for the same period in 2004. This increase reflects an increase in volumes sold for speciality chemicals. Sales prices have increased significantly as well.

The average of the North Western European price for EO as per ICIS LOR increased to €1,100 per tonne for the three-month period ended 31 March 2005 compared to €867 per tonne for the same period in 2004. Whereas the European Contract price for monoethylene glycol (MEG) increased to €897 per tonne for the three-month period ended 31 March 2005 compared to €693 per tonne for the same period in 2004.

Cost of sales

Cost of sales increased by €37.8 million, approximately 37.8% to €137.8 million for the three-month period ended 31 March 2005 compared to €100.0 million for the same period in 2004. This increase reflects the increased volumes sold in the speciality business and the increased raw material prices compared to the same period last year.

The European Contract Price for ethylene referenced by ICIS LOR increased to €740 per tonne for the three-month period ended 31 March 2005 compared to €580 per tonne for the same period in 2004.

Gross profit

Gross profit increased by €0.4 million, approximately 1.1% to €37.2 million for the three-month period ended 31 March 2005 compared to €36.8 million for the same period in 2004. This increase reflects the increased volumes sold of specialities and slightly increased margins, almost completely offset by the absence in the first quarter of 2005 of a €5.0 million settlement of a commercial dispute with a supplier, which occurred in the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Distribution costs

Distribution costs decreased by €0.8 million, approximately 6.7% to €11.2 million for the three-month period ended March 31, 2005, compared to €12.0 million for the same period in 2004. The reduction of distribution costs as volumes have increased reflects ongoing focus on optimising supply chain and distribution costs.

Administrative expenses

Administrative expenses decreased by €0.8 million, approximately 26.7%, to €2.2 million for the three-month period ended March 31, 2005, as compared to €3.0 million for the same period in 2004. This decrease reflects the ongoing fixed cost control programs and some minor one off ‘other income’.

Operating profit and EBITDA

Operating profit increased by €2.0 million, approximately 9.2%, to €23.8 million for the three-month period ended March 31, 2005, as compared to €21.8 million for the same period in 2004. EBITDA increased by €2.1 million, approximately 8.4%, to €27.2 million for the three-month period ended March 31, 2005, as compared to €25.1 million for the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Phenol

The following table sets forth, for the three-month period ended March 31, 2004 and 2005, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2004		2005
	€m	%	€m	%
Turnover	413.3	100.0	693.8	100.0

Cost of sales	(381.1)	(92.2)	(632.4)	(91.2)

Gross profit	32.2	7.8	61.4	8.8

Distribution costs	(13.9)	(3.4)	(15.5)	(2.2)
Administrative expenses	3.4	0.8	1.9	0.3

Operating profit	21.7	5.2	47.8	6.9

EBITDA	27.6	6.7	53.9	7.8

Three-Month Period Ended March 31, 2005, Compared to Three-Month Period Ended March 31, 2004

Turnover

Turnover increased by €280.5 million, approximately 67.9%, to €693.8 million for the three-month period ended March 31, 2005, as compared to €413.3 million for the same period in 2004. This increase reflects increased sales volumes and significantly increased sales prices for both phenol and acetone.

Western European phenol and acetone prices (per CMAI) increased to €1,027 per metric tonne and to €766 per metric tonne, respectively, for the three month period ended March 31, 2005, as compared to €780 per metric tonne and €578, respectively, for the same period in 2004. US phenol and acetone prices (per CMAI) increased to $1,367 per metric tonne and to $948 per metric tonne, respectively, for the three month period ended March 31, 2005, as compared to $810 per metric tonne and $628 per metric tonne, respectively, for the same period in 2004.

Cost of sales

Cost of sales increased by €251.3 million, approximately 65.9%, to €632.4 million for the three-month period ended March 31, 2005, as compared to €381.1 million for the same period in 2004. This increase reflects higher raw material consumption due to higher plant utilisation and increased raw material prices.

Western European benzene and propylene contract prices (per CMAI) increased to €695 per metric tonne and €685 per metric tonne, respectively, for the three-month period ended March 31, 2005, as compared to €416 per metric tonne and €475 per metric tonne, respectively, for the same period in 2004. US benzene and propylene contract prices (per CMAI) increased to $951 per metric tonne and $992 per metric tonne, respectively, for the three-month period ended March 31, 2005, as compared to $570 per metric tonne and $639 per metric tonne, respectively, for the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by €29.2 million, approximately 90.7%, to €61.4 million in the three-month period ended March 31, 2005, as compared to €32.2 million for the same period in 2004. This increase reflects the increased sales volumes and increased sale prices, only partially offset by increased raw material prices. The business has experienced improved margins on both phenol and acetone due to healthy global demand and tight market situations for both products.

Distribution costs

Distribution costs increased by €1.6 million, approximately 11.5%, to €15.5 million for the three-month period ended March 31, 2005, as compared to €13.9 million for the same period in 2004. This increase reflects increased sales volumes, only partially offset by the impact of exchange rate retranslation as a result of a stronger euro against the US dollar.

Administrative expenses

Administrative expenses, including the amortization of negative goodwill, increased by €1.5 million, approximately 44.1%, to a credit of €1.9 million for the three-month period ended March 31, 2005, as compared to a credit of €3.4 million for the same period in 2004. This increase is due to a reduction in negative goodwill amortisation of €0.3 million as a result of exchange rate retranslation, together with decreased levels of currency translation gains.

Operating profit and EBITDA

Operating profit increased by €26.1 million, approximately 120.3%, to €47.8 million for the three-month period ended March 31, 2005, as compared to €21.7 million for the same period in 2004. This increase primarily reflects higher sales volumes and higher sales prices, only partially offset by increased raw material costs and distribution costs.

EBITDA increased by €26.3 million, approximately 95.3%, to €53.9 million for the three-month period ended March 31, 2005, as compared to €27.6 million for the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Fluor

The following table sets forth, for the three-month periods ended March 31, 2004 and 2005, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2004		2005
	€m	%	€m	%
Turnover	66.7	100.0	79.9	100.0

Cost of sales	(56.1)	(84.1)	(49.7)	(62.2)

Gross profit	10.6	15.9	30.2	37.8

Distribution costs	(5.0)	(7.5)	(5.2)	(6.5)
Administrative expenses	1.6	2.4	(4.0)	(5.0)

Operating profit	7.2	10.8	21.0	26.3

EBITDA	13.0	19.5	26.7	33.4

Three-Month Period Ended March 31, 2005 Compared to Three-Month Period Ended March 31, 2004

Turnover

Turnover increased by €13.2 million, approximately 19.8%, to €79.9 million for the three-month period ended March 31, 2005, as compared to €66.7 million for the same period in 2004. The increase reflects the positive impact on volumes and prices caused by an extremely tight market for HFC 134a.

Cost of sales

Cost of sales decreased by €6.4 million, approximately 11.4%, to €49.7 million for the three-month period ended March 31, 2005, as compared to €56.1 million for the same period in 2004. The decrease incorporates a €4.9 million reduction in depreciation mainly due to the conclusion, in 2004, of a period of accelerated depreciation on the UK HFC 134a asset in preparation for its conversion to the production of HCFC 125. Regional production costs have also reduced due to the reclassification of €0.5 million of general and administrative costs to administrative expenses in 2005 as compared to the same period in 2004. Cost of sales has also reduced as a result of the strength of the euro when compared to the US Dollar, Japanese Yen and Sterling.

Gross profit

Gross profit increased by €19.6 million, approximately 184.9%, to €30.2 million for the three-month period ended March 31, 2005, as compared to €10.6 million for the same period in 2004. The increase reflects the extremely tight market for HFC 134a and the cessation of a period of accelerated depreciation on the UK HFC 134a asset.

Distribution costs

Distribution costs increased by €0.2 million, approximately 4.0%, to €5.2 million for the three-month period ended March 31, 2005, as compared to €5.0 million for the same period in 2004. The increase is due to the additional volumes sold in the first quarter of 2005 compared to the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses, including research and development activities and other operating income, increased by €5.6 million to a €4.0 million charge for the three-month period ended March 31, 2005, as compared to a €1.6 million credit for the same period in 2004. The increase mainly reflects a €4.7 million reduction in amortisation of negative goodwill due to the conclusion, in 2004, of a period of accelerated amortisation on the UK HFC 134a asset. The underlying increase in administrative expenses mainly reflects a €0.5m reclassification of general and administrative expenses that were previously included in fixed production costs in 2004.

Operating profit and EBITDA

Operating profit increased by €13.8 million, approximately 191.7%, to €21.0 million for the three-month period ended March 31, 2005, as compared to €7.2 million for the same period in 2004. The increase reflects the extremely tight global market for HFC 134a.

EBITDA increased by €13.7 million, approximately 105.4%, to €26.7 million for the three-month period ended March 31, 2005, as compared to €13.0 million for the same period in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Silicas

The following tables sets forth, for the three-month periods ended March 31, 2004 and 2005, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Month Period Ended
	March 31,
	2004		2005
	€m	%	€m	%
Turnover	54.0	100.0	49.7	100.0

Cost of sales	(34.3)	(63.5)	(33.3)	(67.0)

Gross profit	19.7	36.5	16.4	33.0

Distribution costs	(4.7)	(8.7)	(4.4)	(8.9)
Administrative expenses	(8.9)	(16.5)	(8.8)	(17.7)

Operating profit	6.1	11.3	3.2	6.4

EBITDA	9.9	18.3	7.2	14.5

Three-Month Period ended March 31, 2005, Compared to Three-Month Period Ended March 31, 2004

Turnover

Turnover decreased by €4.3 million, approximately 8.0%, to €49.7 million in 2005, as compared to €54.0 million in 2004. Sales volumes of both silicates and zeolites decreased compared to the same period last year, with most of the shortfall arising from the decision to cease production of detergent zeolites in the US. Sales prices of both silicates and zeolites have increased during the first quarter of 2005 in response to higher raw material costs. Silica volumes were ahead of the same period last year. However, revenue was slightly behind last year, a result of product mix. Where contracts allow, silica sales prices have also been increased during the first quarter of 2005.

Cost of sales

Cost of sales decreased by €1.0 million, approximately 2.9%, to €33.3 million in 2005, as compared to €34.3 million in 2004. The decrease is a result of lower sales, although higher raw material costs have meant that the decrease is not as marked as the turnover shortfall. Most of the manpower costs of running the zeolite plant in the US were actually incurred in the first quarter of this year, as the need to re-train of staff to operate other plants in the US resulted in “doubling” up of staff. Most of the surplus employees have either left at the end of the first quarter, or will leave in the second quarter of 2005.

Gross profit

Gross profit decreased by €3.3 million to €16.4 million, approximately 16.8%, compared to €19.7 million in 2004. This decrease is primarily due to higher raw material and utility costs eroding product contribution margins due to the time lag in passing these costs through to customers.

Distribution costs

Distribution costs decreased by €0.3 million, approximately 6.4%, to €4.4 million in 2005, as compared to €4.7 million in 2004, mostly a result of the lower sales volumes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses decreased by €0.1 million, approximately 1.1%, to €8.8 million in 2005, as compared to €8.9 million in 2004.

Operating profit and EBITDA

Operating profit decreased by €2.9 million, approximately 47.5%, to €3.2 million in 2005, as compared to €6.1 million in 2004. This decrease is primarily due to higher raw material and utility costs eroding product contribution margins, together with lower volumes sold of detergent zeolites in the US. EBITDA decreased by €2.7 million, approximately 27.3%, to €7.2 million in 2005, as compared to €9.9 million in 2004.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €77.1 million for the period from January 1, 2005 to March 31, 2005, compared to an inflow of €23.7 million for the three months ended March 31, 2004. This increase was primarily due to improved profitability together with a decrease in working capital outflows in 2005 as compared to the same period in 2004.

Interest payments of €24.7 million were made in the three months ended March 31, 2005 (€25.5 million in the three months ended March 31, 2004). This consisted of €10.1 million of senior debt interest and €13.7 million of senior notes interest plus other sundry interest payments.

Capital expenditure incurred during the three months ended March 31, 2005 was €25.2 million analysed by business segment as follows:

(€ in millions)
Ineos Oxide	2.4
Ineos Phenol	11.3
Ineos Fluor	7.3
Ineos Silicas	4.2

25.2

We have agreed to participate in the revised funding package to construct new cellrooms at Ineos Chlor’s site at Runcorn, England. Ineos Chlor is a related party. We have made available facilities to Ineos Chlor of up to £130.0 million (€183.0 million) in the form of interest bearing loans with final maturity in 2010. It is anticipated that most of this facility will be drawn down through 2005 and 2006 as the project progresses. At March 31, 2005 loans totalling €93.0 million were owed to us by Ineos Chlor Limited.

The Company held net cash balances of €102.5 million as at March 31, 2005 (December 31, 2004: €79.5 million), and had drawings under the €75 million revolving credit facility of €68.0 million (December 31, 2004: €28.0 million). Net debt as at March 31, 2005 was €667.9 million (December 31, 2004: €602.4 million).

In February 2005 we signed an Interim Finance Facility for €150.0 million. This additional facility will help to finance our planned capacity increases across the businesses, together with our commitment to Ineos Chlor during 2005. As at March 31, 2005 we had drawn €31.0 million under this facility.

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 26, 2005.

INEOS GROUP HOLDINGS PLC
Registrant Issuer

/S/ JOHN REECE

John Reece
Director